SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-           )

Enclosure:           Earnings Release - Copa Holdings Reports Record Earnings of US$32.2 Million and EPS of US$0.75 for 1Q06

Copa Holdings Reports Record Earnings of US$32.2 Million and EPS of US$0.75 for 1Q06

Panama City, Panama --- May 17, 2006.  Copa Holdings S.A. (NYSE: CPA), parent company of Copa Airlines and AeroRepublica, today announced financial results for the first quarter of 2006 (1Q06).  The term “Copa Holdings” or “the Company” makes reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and AeroRepublica. All comparisons, unless otherwise stated, refer to the first quarter of 2005 (1Q05).  The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

Note: Copa Holdings acquired AeroRepublica in April 22, 2005.  As a result of the acquisition, our financial information at and for the three-months ended March 31, 2006 is not comparable to the information at and for the three-months ended March 31, 2005.

OPERATING AND FINANCIAL HIGHLIGHTS

•

Copa Holdings net income for 1Q06 was a record US$32.2 million, representing a 16.8% net margin.  Diluted Earnings per share (EPS) increased by 42.8% to US$0.75, above average estimates of US$0.52. (Source: I/B/E/S consensus estimates).

•

Operating income for 1Q06 rose 60.6% to US$41.7 million from US$26.0 million in 1Q05.  Operating margin stood at 21.8%, a 1.1 percentage point decrease over 1Q05, maintaining our place among the highest in the industry.

•	EBITDAR increased by 46.9% to US$55.2 million in 1Q06 from US$37.6 million in 1Q05, representing an EBITDAR margin of 28.8%.

•	Total revenues increased by 68.8% to US$191.7 million. Yield rose 9.3% to 15.6 cents and operating revenue per available seat mile (RASM) increased 6.4% to 11.9 cents.

•

Revenue passenger miles (RPMs) increased 56.9% from 736 million in 1Q05 to 1.16 billion in 1Q06. Available seat miles (ASMs) increased 58.6% from 1.02 billion in 1Q05 to 1.62 billion in 1Q06. As a result, average load factor decreased 0.8 percentage points to 71.5%.

•	Operating cost per available seat mile (CASM) increased 7.9% from 8.6 cents in 1Q05 to 9.3 cents in 1Q06. However, CASM excluding fuel decreased 2.2% from 6.5 cents in 1Q05 to 6.4 cents in 1Q06.

•	For 1Q06, Copa Airlines reported an on-time performance of 92.3% and a flight-completion factor of 99.7%, among the best in the industry.

•	On March 1, 2006, AeroRepublica joined OnePass, Continental Airlines’ award-winning frequent flyer program.

•

On March 15, AeroRepublica announced a fleet modernization and expansion plan that includes firm orders for five Embraer 190 aircraft, as well as options to buy an additional 20 Embraer 190 aircraft.  The first two Embraer 190 aircraft are scheduled to be delivered to AeroRepublica in 4Q06.

•

On April 20, Copa Airlines announced the acquisition of one new Boeing 737-800 and three new Embraer 190 aircraft.  Copa Airlines now has firm orders for 21 aircraft (8 Boeing 737NG’s / 13 EMB-190’s) and options to purchase an additional 24 aircraft (9 Boeing 737NG´s / 15 EMB-190´s).  On a consolidated basis, Copa Airlines and AeroRepublica combined now have firm orders for 26 aircraft (8 Boeing 737 NG’s / 18 EMB-190’s) and options for 44 aircraft (9 Boeing 737 NG’s / 35 EMB-190’s).

•	On May 11, the Board of Directors of Copa Holdings declared an annual dividend of 0.19 cents per share. The dividend is payable June 15, 2006, to stockholders of record as of May 31, 2006.

•

Copa Airlines has announced six new destinations for 2006, to which it will begin service during the second half of 2006, namely Maracaibo, Venezuela; Manaus, Brazil; San Pedro Sula, Honduras; Montevideo, Uruguay; Santiago, Dominican Republic; and Port of Spain, Trinidad and Tobago.  With these Copa Airlines increases the total number of destinations served to 36 cities in North, South, Central America and the Caribbean.

1Q06 Earnings Release – Copa Holdings

Consolidated Financial & Operating Highlights	1Q06	1Q05	% Change		4Q05	% Change

Revenue Passenger Miles (RPM) (mm)	1,155	736	56.9%		1,088	6.1%
Available Seat Miles (ASM) (mm)	1,615	1,018	58.6%		1,549	4.2%
Load Factor	71.5%	72.3%	-0.8	p.p.	70.2%	+1.3	p.p.
Passenger Revenue per ASM (US$ cents) (“PRASM”)	11.17	10.33	8.1%		10.75	3.9%
Operating Revenue per ASM (US$ cents) (“RASM”)	11.87	11.16	6.4%		11.59	2.4%
Operating Cost per ASM (US$ cents) (“CASM”)	9.29	8.61	7.9%		9.86	-5.8%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.37	6.51	-2.2%		6.54	-2.5%
Breakeven Load Factor	55.8%	52.1%	3.7	p.p.	61.1%	-5.3	p.p.
Operating Revenues (US$ mm)	191.7	113.6	68.8%		179.6	6.7%
EBITDAR (US$ mm) *	55.2	37.6	46.9%		36.4	51.6%
EBITDAR Margin *	28.8%	33.1%	-4.3	p.p.	20.3%	+8.5	p.p.
Operating Income (US$ mm)	41.7	26.0	60.6%		26.8	55.6%
Operating Margin	21.8%	22.9%	-1.1	p.p.	14.9%	+6.8	p.p.
Net Income (US$ mm)	32.2	22.6	42.9%		17.7	82.6%
Earnings per Share - Basic (US$)	0.75	0.53	42.9%		0.41	82.6%
Earnings per Share - Diluted (US$)	0.75	0.53	42.8%		0.41	82.4%
Weighted Average Number of Shares - Basic (000)	42,813	42,813	0.0%		42,813	0.0%
Weighted Average Number of Shares - Diluted (000)	42,854	42,813	0.1%		42,813	0.1%

*EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S COMMENTS ON 1Q06 RESULTS

During the first quarter of 2006 Copa Holdings reported another strong quarter delivering record earnings in a period marked by high fuel prices.  Copa Holdings reported net income of US$32.2 million for the first quarter of 2006, a 42.9% increase over 1Q05.  These results were achieved despite US$7.1 million in additional expenses directly related to higher fuel prices.  However, these additional costs were offset by strong revenue growth, driven by increased capacity, healthy load factors and yields, as well as the continuation of strict cost controls.

Copa Holdings experienced a 68.8% increase in operating revenues, driven mainly by a 33.4% increase in Copa Airlines related operating revenues and the consolidation of US$40.2 million in operating revenues related to the acquisition of AeroRepublica on April 22, 2005.

Capacity (measured in ASM´s) increased by 58.6% to 1.6 billion ASMs, while revenue passenger miles increased by 56.9%, leading to a decrease in load factors of 0.8 percentage points.  For the quarter, average load factors for Copa Airlines and AeroRepublica were 77.6% and 53.1% respectively.

Operating costs for the quarter increased 71.2% to US$150.0 Million, driven by increased capacity and higher average fuel prices.  Consequently, total unit cost, as measured by operating cost per available seat mile (CASM), increased 7.9% to 9.29 cents.  However, excluding fuel expense, operating expenses rose 55.2%, below the 58.6% growth rate in capacity.  For 1Q06, CASM excluding fuel reached 6.37 cents, a 2.2% decrease when compared to 1Q05 and a 2.5% decrease with regards to 4Q05.

1Q06 Earnings Release – Copa Holdings

Consolidated earnings before interest, taxes, depreciation, amortization and rents (“EBITDAR”) rose 46.9% to US$55.2 million from US$37.6 million in 1Q05. EBITDAR margins decreased by 4.3 percentage points to 28.8%. Operating income rose 60.6% to US$41.7 million in 1Q06 from US$26.0 million in 1Q05. Operating margins declined 1.1 percentage points to 21.8% as a result of the consolidation of AeroRepublica.

Copa Holdings continues to maintain a strong financial position. The Company ended the quarter with US$143.9 million in cash, cash equivalents, short-term and long-term investments, as well as approximately US$35.5 million in committed credit lines. The Company ended the quarter with total debt in the amount of US$464.2 million, which was used almost entirely to finance aircraft and equipment.  A large portion of this debt (62%) is fixed rate with favorable financing terms.  The total blended interest rate (fixed and variable) at period end was 5.50%.

Looking forward to the remainder of 2006, we will continue to focus on profitable growth and cost containment as well as the continued strengthening of our business model by having the most comprehensive and efficient intra-Latin America network.  Copa Airlines’ upcoming addition of 6 new aircraft and 6 new destinations will lead to greater market penetration, increased capacity and more choices for our growing customer base.  AeroRepublica’s fleet renewal program, along with many other initiatives designed to optimize its operations, will pave the way for sustained competitiveness and profitability.

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q06 totaled US$191.7 million, a 68.8% increase over operating revenue of US$113.6 million in the same period in 2005, mainly due to a 33.4% increase in Copa Airlines’ operating revenues and the consolidation of US$40.2 million in operating revenues from AeroRepublica.

Copa Airlines operating revenue

Copa Airlines operating revenues for 1Q06 totaled US$151.6 million, a 33.4% increase over operating revenues of US$113.6 million in the same period in 2005.  This increase was primarily due to a 34.6% increase in passenger revenue.

Passenger revenue. For 1Q06 passenger revenue totaled US$141.6 million a 34.6% increase over passenger revenue of US$105.1 million in the same period in 2006. This increase resulted primarily from the addition of capacity (ASMs increased by 19.5% in 1Q06 as compared to 1Q05), higher overall load factor (load factor increased from 72.3% in 1Q05 to 77.6% in 1Q06), and an increase in passenger yield which rose by 5.1% to 15.01 cents.

Cargo, mail and other. Cargo, mail and other totaled US$10.0 million in 1Q06, an 18.5% increase over cargo, mail and other of US$8.5 million in 1Q05. This increase was primarily the result of higher cargo revenues resulting from higher rates.

AeroRepublica operating revenue

During 1Q06, AeroRepublica generated operating revenue of US$40.2 million. This represented a decrease of 2.6% over 4Q05.  Capacity increased by 3.7% compared to 4Q05, and traffic (RPMs) decreased by 5.4%, leading to a load factor of 53.1% for 1Q06.

1Q06 Earnings Release – Copa Holdings

Operating expenses

For 1Q06, growth in Copa Airlines’ operations, higher fuel prices, and the consolidation of US$39.5 million in operating expenses from AeroRepublica resulted in consolidated operating expenses totaling US$150.0 million, a 71.2% increase over operating expenses of US$87.6 million for 1Q05.  Excluding the consolidation of the AeroRepublica, operating expenses increased by US$23.0 Million or 26.2% when compared to 1Q05.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q06, aircraft fuel totaled US$47.1 million, a 120.8% increase over aircraft fuel of US$21.3 million in 1Q05. This was primarily a result of higher average fuel costs, higher fuel consumption as a result of increased capacity and the consolidation of US$14.6 million in AeroRepublica’s aircraft fuel expenses.

Salaries and benefits. For 1Q06, salaries and benefits totaled US$19.4 million, a 45.3% increase over salaries and benefits of US$13.4 million in 1Q05. This increase was primarily a result of an overall increase in operating headcount due to the increased capacity of Copa Airlines and the consolidation of US$4.0 million in AeroRepublica’s salaries and benefits expenses.

Passenger servicing. For 1Q06, passenger servicing totaled US$14.6 million, a 40.3% increase over passenger servicing of US$10.4 in 1Q05. This increase was primarily a result of an increase in Copa Airlines’ capacity and traffic, and the consolidation of US$2.7 million in AeroRepublica’s passenger servicing expenses.

Commissions. For 1Q06, commissions totaled US$13.1 million, a 75.1% increase over commissions of US$7.5 million in 1Q05. This increase was primarily a result of higher passenger revenue in Copa Airlines and the consolidation of US$3.9 million in AeroRepublica’s commission expenses.

Maintenance, material and repairs. For 1Q06, maintenance, material and repairs totaled US$10.2 million, a 116.2% increase over maintenance, material and repairs of US$4.7 million in 1Q05. This increase was primarily a result of an increase in Copa Airlines’ capacity and the consolidation of US$4.5 million in AeroRepublica’s maintenance expenses.

Aircraft rentals. For 1Q06, aircraft rentals totaled US$9.0 million, a 92.3% increase over aircraft rentals of US$4.7 million in 1Q05. This increase was primarily a result of two additional leased Boeing 737-Next Generation aircraft at Copa Airlines and the consolidation of US$3.1 million in AeroRepublica’s leasing expenses.

The remaining operating expenses totaled US$36.5 million in 1Q06, an increase of US$10.9 million over US$25.6 million in 1Q05, of which US$6.6 million resulted from the consolidation of AeroRepublica.

Copa Airlines operating expenses

Copa Airlines operating expenses per available seat mile increased 5.7% to 9.09 cents in 1Q06, when compared to 1Q05.  Excluding fuel, operating expenses per available seat mile decreased 1.3% from 6.51 cents in 1Q05 to 6.43 in 1Q06.

Aircraft fuel. For 1Q06 aircraft fuel totaled US$32.5 million, a 52.2% increase over aircraft fuel expense of US$21.3 million in the same period in 2005. This increase was primarily a result of a 27.7% increase in the average price per gallon of jet fuel (US$1.95 in 1Q06 as compared to US$1.52 in 1Q05) and the consumption of 18.9% more fuel due to a 19.5% increase in capacity.

Salaries and benefits. For 1Q06, salaries and benefits totaled US$15.4 million, a 15.4% increase over salaries and benefits of US$13.4 million in the same period in 2005. This increase was primarily a result of an overall increase in headcount at period end in 1Q06 versus the same period end in 1Q05, mainly to cover increased operations.

Passenger servicing. Passenger servicing totaled US$12.0 million for 1Q06, a 15.1% increase over passenger servicing of US$10.4 million in 1Q05. This increase was primarily a result of Copa Airlines’ 19.5% increase in capacity and 28.1% increase in traffic.

1Q06 Earnings Release – Copa Holdings

Commissions. Commissions totaled US$9.2 million for 1Q06, a 22.5% increase over commissions of US$7.5 million in 1Q05. This increase was primarily a result of a 34.6% increase in passenger revenue, partially offset by lower average commissions’ rate.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$5.7 million in 1Q06, a 20.7% increase over maintenance, materials and repairs of US$4.7 million in 1Q05. This increase was primarily a result of a 20.6% increase in block hours.

Reservations and sales. Reservations and sales totaled US$6.8 Million, an 18.2% increase over reservation and sales of US$5.7 million in 1Q05.  This increase was primarily a result of a 34.6% increase in passenger revenue and a 2.5% increase in average rates related to global distribution systems.

Aircraft rentals. Aircraft rentals totaled US$5.9 million in 1Q06, a 25.2% increase over aircraft rentals of US$4.7 million in 1Q05. This increase was a result of the addition of two leased Boeing 737-Next Generation aircraft with delivery months of February 2005 and May 2005.

Depreciation. Depreciation totaled US$5.2 million in 1Q06, a 10.3% increase over depreciation of US$4.7 million in 1Q05. This increase was primarily related to depreciation of two new Embraer 190 aircraft acquired in the 4Q05.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased from US$8.3 Million in 1Q05 to US$10.6 million in the same period in 1Q06, primarily a result of Copa Airlines’ 19.5% increase in capacity.

Other. Other expenses totaled US$7.4 million in 1Q06, a 7.8% increase over other expenses of US$6.8 million in 1Q05.

AeroRepublica operating expenses

During 1Q06, AeroRepublica generated operating expenses of US$39.5 million, a 3.8% decrease in operating expenses of US$41.1 million in 4Q05.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$5.4 million in 1Q06, an increase of US$3.9 Million over non-operating expenses of US$1.5 million in 1Q05, primarily attributable to higher interest expenses and lower other non-operating income.

Copa Airlines non-operating income (expense)

Interest expense. Interest expenses totaled US$5.7 million in 1Q06, a 24.6% increase over interest expense of US$4.6 million in 1Q05, resulting from a higher average debt balance carried and higher average interest rates.  The average effective interest rates for Copa Airlines’ debt also increased by 0.65% from 4.42% during the 1Q05 to 5.07% during the 1Q06.  At the end of 1Q06 approximately 64% of Copa Airlines’ outstanding debt was fixed at an average effective rate of 4.46%

Other, net. Other, net income totaled US$0.1 million in 1Q06 versus other, net income of US$2.2 million in 1Q05.

AeroRepublica non-operating income (expense)

During 1Q06, AeroRepublica generated non-operating expenses of US$1.5 million.

1Q06 Earnings Release – Copa Holdings

OUTLOOK FOR 2006

Based on 1Q06 results and our expectations for the remainder of the year we are revising our guidance for full year 2006:

Financial Outlook (US GAAP)	2006 - Full Year Prior	2006 - Full Year Revised

ASM´s (billion)	+/- 7.0	+/- 7.0
Average Load Factor	+/- 70%	+/- 71%
RASM (cents)	+/- 11.1	+/- 11.4
CASM Ex-fuel (cents)	+/- 6.4	+/- 6.4
Operating Margin	14.5% - 16.0%	15.5% - 17.0%

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service.  Copa Airlines currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
e-mail: jputaturo@copaair.com
www.copaair.com (Investor Relations Section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’  filed disclosure documents and are, therefore, subject to change without prior notice.

1Q06 Earnings Release – Copa Holdings

Operating data
US GAAP - Unaudited

	Unaudited 1Q06	Unaudited 1Q05	% Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,321	636	107.7%
Revenue passengers miles (RPM) (mm)	1,155	736	56.9%
Available seat miles (ASMs) (mm)	1,615	1,018	58.6%
Load factor	71.5%	72.3%	-0.8	p.p.
Break-even load factor	55.8%	52.1%	3.7	p.p.
Yield (US$ cents)	15.61	14.28	9.3%
Operating revenue per ASM (US$ cents) (RASM)	11.87	11.16	6.4%
Operating expenses per ASM (US$ cents) (CASM)	9.29	8.61	7.9%
Copa Segment
Revenue passengers miles (RPM) (mm)	943	736	28.1%
Available seat miles (ASMs) (mm)	1,216	1,018	19.5%
Load factor	77.6%	72.3%	5.2	p.p.
Break-even load factor	55.3%	52.1%	3.2	p.p.
Operating revenue per ASM (US$ cents) (RASM)	12.46	11.16	11.7%
Operating expenses per ASM (US$ cents) (CASM)	9.09	8.61	5.7%
AeroRepublica Segment
Revenue passengers miles (RPM) (mm)	212	—	n/a
Available seat miles (ASMs) (mm)	399	—	n/a
Load factor	53.1%	—	n/a
Break-even load factor	54.5%	—	n/a
Operating revenue per ASM (US$ cents) (RASM)	10.10	—	n/a
Operating expenses per ASM (US$ cents) (CASM)	9.91	—	n/a

1Q06 Earnings Release – Copa Holdings

Copa Holdings
Income Statement - USGAAP
(US$ Thousands)

	Unaudited 1Q06	Unaudited 1Q05	% Change	Unaudited 4Q05	% Change

Operating Revenues
Passenger Revenue	180,358	105,141	71.5%	166,581	8.3%
Cargo, mail and other	11,368	8,467	34.3%	13,064	-13.0%

Total Operating Revenue	191,726	113,608	68.8%	179,645	6.7%
Operating Expenses
Aircraft fuel	47,110	21,336	120.8%	51,570	-8.6%
Salaries and benefits	19,446	13,385	45.3%	21,596	-10.0%
Passenger servicing	14,634	10,431	40.3%	14,450	1.3%
Commissions	13,101	7,481	75.1%	13,631	-3.9%
Maintenance, material and repairs	10,193	4,714	116.2%	10,572	-3.6%
Reservations and sales	8,265	5,725	44.4%	7,798	6.0%
Aircraft rentals	8,996	4,678	92.3%	8,280	8.6%
Flight operations	7,713	4,972	55.1%	7,039	9.6%
Depreciation	5,417	4,739	14.3%	5,013	8.1%
Landing fees and other rentals	5,555	3,343	66.2%	5,627	-1.3%
Other	9,574	6,827	40.2%	7,258	31.9%

	150,004	87,631	71.2%	152,834	-1.9%

Operating Income	41,722	25,977	60.6%	26,811	55.6%
Non-operating Income (Expense):
Interest expense	-6,278	-4,557	37.8%	-5,874	6.9%
Interest capitalized	508	143	255.2%	432	17.6%
Interest income	1,262	687	83.7%	1,284	-1.7%
Other, net	-909	2,196	-141.4%	-3,666	-75.2%

	-5,417	-1,531	253.8%	-7,824	-30.8%

Income before Income Taxes	36,305	24,446	48.5%	18,987	91.2%
Provision for Income Taxes	4,066	1,886	115.6%	1,334	204.8%

Net Income	32,239	22,560	42.9%	17,653	82.6%

Basic EPS	0.75	0.53	42.9%	0.41	82.6%
Basic Shares	42,812,500	42,812,500	0.0%	42,812,500	0.0%
Diluted EPS	0.75	0.53	42.8%	0.41	82.4%
Diluted Shares	42,854,167	42,812,500	0.1%	42,812,500	0.1%

1Q06 Earnings Release – Copa Holdings

Copa Holdings
Balance Sheet - USGAAP
(US$ Thousands)

	March 31, 2006	December 31, 2005	March 31, 2005

	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$98,198	$94,106	$105,643
Short-term investments	16,621	20,384	5,500

Total cash, cash equivalents and short-term investments	114,819	114,490	111,143
Accounts receivable, net of allowance for doubtful accounts	57,223	49,044	32,226
Accounts receivable from related parties	738	448	146
Expendable parts and supplies, net of allowance for obsolescence	4,914	4,070	2,510
Prepaid expenses	17,517	13,502	12,145
Other current assets	3,557	3,239	706

Total Current Assets	198,768	184,793	162,826
Long-term investments	29,124	26,175	3,950
Property and Equipment:
Owned property and equipment:
Flight equipment	631,129	628,876	586,858
Other equipment	37,882	35,899	27,732

	669,011	664,775	614,590
Less: Accumulated depreciation	(85,376)	(79,985)	(84,636)

	583,635	584,790	529,954
Purchase deposits for flight equipment	59,673	52,753	23,163

Total Property and Equipment	643,308	637,543	553,117
Other Assets:
Net pension asset	1,355	1,261	1,211
Goodwill	20,461	20,512	—
Intangible asset	31,220	31,298	—
Other assets	12,042	15,330	4,708

Total Other Assets	65,078	68,401	5,919

Total Assets	$936,278	$916,912	$721,862

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term debt	$70,678	$67,905	$29,851
Accounts payable	36,243	44,848	23,332
Accounts payable to related parties	7,635	7,750	4,424
Air traffic liability	85,796	85,673	49,224
Taxes and interest payable	27,122	27,450	17,044
Accrued expenses payable	18,842	14,780	10,863
Other current liabilities	3,601	5,573	2,021

Total Current Liabilities	249,917	253,979	136,759
Non-Current Liabilities:
Long-term debt	393,541	402,954	384,236
Post employment benefits liability	1,404	1,283	1,157
Other long-term liabilities	8,059	8,790	1,433
Deferred tax liabilities	5,309	4,039	1,562

Total Non-Current Liabilities	408,313	417,066	388,388
Commitments and Contingencies	—	—	—

Total Liabilities	658,230	671,045	525,147

Shareholders’ Equity:
Class A - 30,034,375 shares issued and outstanding	19,813	19,813	19,813
Class B - 12,778,125 shares issued and outstanding	9,410	9,410	9,410
Retained earnings	250,101	217,862	167,492
Accumulated other comprehensive loss	(1,276)	(1,218)	—
Total Shareholders’ Equity	278,048	245,867	196,715

Total Liabilities and Shareholders’ Equity	$936,278	$916,912	$721,862

1Q06 Earnings Release – Copa Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 05/17/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO

1Q06 Earnings Release – Copa Holdings